

02003434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 48993

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Leeds Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue, 15th Floor
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 8 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Jeffrey Leeds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leeds Group Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARY BRIGID McCARTHY
Notary Public, State of New York
No. 01MC6047428
Qualified in New York County
Commission Expires August 28, 2002

Notary Public



Signature

President
Title

his report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEEDS GROUP INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leeds Group Inc.
New York, New York

We have audited the accompanying statement of financial condition of Leeds Group Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Leeds Group Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company LLP

New York, New York
February 11, 2002

LEEDS GROUP INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 159,309**
Furniture and equipment at cost, net of accumulated depreciation of $47,748	**63,524**
Due from affiliate	**5,900**
Other	**24,396**
	$ 253,129
LIABILITIES	
Accrued expenses and taxes payable	**$ 10,829**
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 2,500 shares authorized; 100 shares issued and outstanding	**1**
Additional paid-in capital	**558,999**
Retained deficit	**(316,700)**
	242,300
	$ 253,129

See notes to financial statements

LEEDS GROUP INC.

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Advisory fees	$ 125,000
Interest	18,508
	143,508
Expenses:	
Employee compensation and benefits	141,237
Professional fees	43,341
Operating expenses	35,273
Investment advisory expense	355,000
	574,851
Loss before income taxes	(431,343)
Income tax expense	(7,891)
Net loss	$ (439,234)

See notes to financial statements

LEEDS GROUP INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - January 1, 2001	100	$ 1	$ 558,999	$ 122,534	$ 681,534
Net loss				(439,234)	(439,234)
Balance - December 31, 2001	100	$ 1	$ 558,999	$ (316,700)	$ 242,300

See notes to financial statements

LEEDS GROUP INC.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (439,234)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	13,137
Changes in:	
Accrued expenses and taxes payable	(10,117)
Other assets	(5,603)
Net cash used in operating activities	(441,817)
Cash flows from investing activities:	
Repayment of advances from affiliate	76,382
Acquisition of fixed assets	(1,080)
Advances to employees and others	(29,942)
Repayment from employees and others	385,799
Net cash provided by investing activities	431,159
Net decrease in cash and cash equivalents	(10,658)
Cash and cash equivalents - beginning of period	169,967
Cash and cash equivalents - end of period	$ 159,309
Supplemental disclosures of cash flows:	
Cash paid for income taxes	$ 22,277

See notes to financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Leeds Group Inc. (the "Company") is a registered broker/dealer, engaged in the business of providing financial advisory services and private placements of securities to corporate, institutional, and individual clients. The Company provides advice on mergers, acquisitions and divestitures, the structuring and formation of joint ventures, public and private financings and investment strategies.

[2] Furniture, fixtures and equipment are carried at cost. Depreciation of furniture, fixtures and equipment is provided on the straight-line method over the estimated useful life of the respective assets.

[3] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[4] For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less at the date of acquisition to be cash equivalents.

[5] Revenues are recognized when earned.

NOTE B - INCOME TAXES

For income tax purposes, the Company reports on a cash basis; it elected to be taxed as an S corporation for federal and New York State purposes but remains subject to New York City corporate tax and, to a limited extent, New York State corporate tax. The Company's stockholder is liable for federal and state income taxes on the Company's taxable income. At December 31, 2001, the Company has deferred tax assets of approximately $29,000 arising from net operating loss carryforward. The Company has not recorded a benefit from its net operating loss carryforward because realization of the benefit is uncertain, and, therefore, a valuation allowance of $29,000 has been provided.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $177,000, which was $172,000 in excess of its required net capital. The Company's net capital ratio was .07 to 1.

NOTE D - CONCENTRATIONS OF RISK

The Company keeps all of its cash with one bank and generally maintains balances that exceed federally insured amounts.

One client accounted for all of the revenue in 2001.

NOTE E - RETIREMENT TRUST PLAN

The Company maintains a retirement trust plan (the "Plan"). Employees who have completed at least 1,000 hours of service and are employed on the last day of the plan year are eligible to participate. The Company, at its discretion, may make contributions to the Plan equal to (i) 5% of the total compensation of all active participants and (ii) a profit sharing contribution in such amount as determined by its Board of Directors. The Company has contributed approximately $140,000 to the Plan for the year ended December 31, 2001. During 2001, the Plan was transferred to an affiliate.

NOTE F - RELATED PARTY TRANSACTIONS

The Company occupies office premises of an affiliate at no cost.

During the year ended December 31, 2001, an affiliate provided investment advisory services aggregating $355,000. There is no formal agreement between the parties.

SUPPLEMENTARY INFORMATION

LEEDS GROUP INC.

Schedule of Computation of Net Capital
December 31, 2001

Total stockholder's equity	$ 242,300
Deductions:	
Furniture and equipment	63,524
Due from affiliate	5,900
Other	24,396
	93,820
Net capital	$ 148,480
Aggregate indebtedness:	
Accrued expenses and taxes payable	$ 10,829
Percentage of aggregate indebtedness to net capital	7%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 143,480
Net capital per Company's unaudited FOCUS report as of December 31, 2001	$ 139,783
Adjustment to accrued expenses and taxes payable	8,697
Net capital per above	$ 148,480

See notes to financial statements

Eisner

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Leeds Group, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Leeds Group, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons

[2] Recordation of differences required by Rule 17a-13

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of Leeds Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
February 11, 2002